Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	3
4:	Overview of Financial Results	4
5:	Operating Mines	10
6:	Non-GAAP Measures	19
7:	Liquidity and Capital Resources	23
8:	Capitalization	25
9:	General and Administrative Expenses	26
10:	Foreign Exchange	26
11:	Investments and Investment Income	27
12:	Income Taxes	27
13:	Derivatives	27
14:	Contractual Commitments	28
15:	Contingencies	29
16:	Off-Balance Sheet Arrangements	29
17:	Gold and Copper Markets	29
18:	Construction, Development and Exploration	30
19:	Risks and Uncertainties	32
20:	Critical Accounting Policies and Estimates	34
21:	Recent Accounting Pronouncements	34
22:	Disclosures Controls and Procedures	35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with International Financial Reporting Standards (“IFRS”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and throughput increases, the development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Financial

Three months ended September 30, 2011

•                  Revenues of $555.2 million, an increase of 22% over the third quarter of 2010.

•                  Net earnings of $115.8 million or $0.16 basic and diluted earnings per share; which includes non-cash unrealized foreign exchange losses of $76.4 million.

•                  Record Adjusted Earnings (a non-GAAP measure) of $190.3 million, representing basic and diluted Adjusted Earnings of $0.26 per share, an increase of 63% over the third quarter of 2010.

•                  Mine operating earnings of $272.2 million, a 34% increase over the third quarter of 2010.

•                  Cash flows generated from operations before changes in non-cash working capital of $330.5 million, representing an increase of 57%, compared with the third quarter of 2010.

•                  Record cash flows generated from operations after changes in non-cash working capital of $342.3 million, representing an increase of 111%, compared with the third quarter of 2010.

•                  Debt repayments during the quarter of $30.0 million.

•                  Subsequent to the quarter, the Board of Directors approved an increase in the Company’s annual dividend to $0.20 per share or $0.05 per share per quarter, representing a 67% increase over the last 12 months and the second time the dividend has been increased this year.  Shareholders of record at the close of business on December 30, 2011 will be entitled to receive payment of this dividend on January 13, 2012.

Nine months ended September 30, 2011

•                  Revenues of $1.6 billion, an increase of 39% over the first nine months of 2010.

•                  Net earnings of $458.7 million or $0.62 basic and diluted earnings per share, representing an increase of 38% on a per share basis over the nine months of 2010.

•                  Adjusted Earnings (a non-GAAP measure) of $528.7 million, representing basic and diluted Adjusted Earnings per share of $0.71, an increase of 91% on a per share basis over the same period of 2010.

•                  Mine operating earnings of $803.1 million, a 67% increase over the first nine months of 2010.

•                  Cash flows generated from operations before changes in non-cash working capital of $945.9 million, representing an increase of 67%, compared with the nine months of 2010.

•                  Cash flows generated from operations after changes in non-cash working capital of $887.0 million, representing an increase of 106%, compared with the nine months of 2010.

•                  Cash and cash equivalents at September 30, 2011 were $570.5 million, more than double the cash balance at the end September 30, 2010 and a 73% increase from the beginning of the year.

Operational

Three months ended September 30, 2011

•                  Production of 279,274 gold equivalent ounces (“GEO”) was 4% higher than production from continuing operations in the third quarter of 2010. Production of wholly owned mines is summarized as follows:

(In GEO)

For the three months ended September 30,	2011	2010
Chapada	36,075	40,405
El Peñón	120,627	105,212
Jacobina	31,567	33,637
Gualcamayo	37,381	31,972
Minera Florida	26,577	27,652
Fazenda Brasileiro	14,335	17,161

•                  Production of 230,986 gold ounces and 2.4 million silver ounces which, for presentation purposes only, is treated as GEO (a gold equivalent ratio of 50:1).

•                  Quarter-over-quarter increase in production of wholly owned mines was 4%, highlighted by production increases at the Company’s largest gold mines: Gualcamayo and El Peñón of 17% and 15% respectively, compared with the third quarter of 2010.

•                  By-product cash costs of $94 per GEO.

•                  Co-product cash costs of $468 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.45 on production of 41.4 million pounds of copper contained in concentrate.

Nine months ended September 30, 2011

•                  Production of 825,379 GEO was 8.5% higher than production from continuing operations in the nine-month period ended September 30, 2010. Production of wholly owned mines is summarized as follows:

(In GEO)

For the nine months ended September 30,	2011	2010
Chapada	101,034	98,648
El Peñón	360,543	314,134
Jacobina	89,693	88,443
Gualcamayo	118,171	98,901
Minera Florida	79,588	73,556
Fazenda Brasileiro	39,593	50,232

•                  Production of 684,613 gold ounces and 7.0 million silver ounces which, for presentation purposes only, is treated as GEO (a gold equivalent ratio of 50:1).

•                  Year-over-year increase in production of wholly owned mines was 9%, highlighted by production increases at Gualcamayo, El Peñón, Minera Florida, Chapada and Jacobina, of 20%, 15%, 10%, 2% and 1% respectively, compared with the first nine months of 2010.

•                  By-product cash costs of $9 per GEO.

•                  Co-product cash costs of $456 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $1.33 on production of 120.6 million pounds of copper contained in concentrate.

Construction, Development and Exploration

•                  Mercedes, Mexico — Construction continued with the first pour of gold and start-up expected in the fourth quarter, six months earlier than originally planned. Approximately 90% of the costs were committed as of September 30, 2011. The Company continued to advance the development of the Barrancas zone, a high grade area at Mercedes, which was not contemplated as part of the feasibility study. This zone potentially supports an enhanced production profile at Mercedes. The Company is also continuing the development of new discoveries and evaluating plans for additional sustainable production in future years from Mercedes.

•                  El Peñón, Chile — A new vein, Victoria West, was discovered approximately 200 metres to the west of the main Victoria vein. Drilling will continue to delineate the new vein in the fourth quarter.

•                  Chapada, Brazil — Drilling has focused on Corpo Sul, the southwestern extension of the Chapada orebody. A total of more than 9,000 metres of drilling was completed in 47 drill holes, and a first resource estimate of this new discovery is expected before year end. Completion of the feasibility study for the Suruca heap leach oxide project northeast of Chapada is expected in January 2012.

•                  Pilar, Brazil — Construction of the new mine is on schedule. Resource development and work on a feasibility study continued at Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar. Caiamar and the resource development of other targets could positively impact capacity utilization and production rates at Pilar as early as 2014. The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant resource growth.

•                  C1 Santa Luz, Ernesto & Pau-a-Pique, Brazil - Construction progress of these new mines is on schedule.

3.                                      OUTLOOK AND STRATEGY

The Company continues to focus on building sustainable and reliable gold production and achieving the objectives for 2011 as outlined in its 2010 annual report. The Company expects to succeed in attaining those objectives through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties.

Consistent with the guidance previously provided, production is expected to be in the range of approximately 1.04 million GEO to 1.14 million GEO in 2011. Production is expected to increase to approximately 1.7 million ounces by 2014 as four development stage projects including C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique and Pilar, where construction decisions have already been made, and the expansion project of Minera Florida tailings is expected to start contributing to production levels.

These development projects are advancing on schedule and are fully funded from the Company’s available cash and cash flows generated from operations. By 2014, production is targeted to be more than 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. This projection does not include any additional production from new projects, expansions and optimizations currently under evaluation.

A summary of the Company’s development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date
C1 Santa Luz (i)	100,000 gold ounces	Late-2012
Mercedes	120,000 GEO	Q4 2011
Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012
Pilar	120,000 gold ounces	Mid-2013

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production in the first two years is expected to be approximately 120,000 ounces which would accelerate pay-back.

Geopolitical risk, economic uncertainty and inflation are factors that support gold prices at the current levels. These factors are expected to persist and support gold price appreciating to higher levels as gold continues to be seen as a natural hedge against financial and geopolitical uncertainties.

Copper production is expected to be in the range of 145 million to 160 million pounds in 2011 and 140 million to 160 million pounds in 2012. The copper market remains tighter than markets for most other base metals. Inventories are relatively low, there is little excess mine capacity, and mine utilization rates remain high, supporting strong pricing with expected price volatility in the short to medium-term.

Annual silver production is expected to be approximately 9 million ounces in 2011 and 2012.

The Company’s strategy and philosophy is to undertake projects which are easily funded from internal cash flows, with comparatively modest capital requirements and where cost escalation risks are manageable. In the second quarter, the Company provided an update of estimates of expansionary capital expenditures from 2011 to 2013, which remain our current guidance of expansionary capital expenditures. With more than $1.1 billion of available cash and undrawn credit available at the end of the third quarter of 2011, in addition to expected robust cash flows from operations, the Company is fully funded for its expected growth.

At the beginning of the year, the Company set its objective for 2011 to unlock further value within its existing portfolio. In March 2011, the Company announced its agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that facilitates the integration of Agua Rica into Minera Alumbrera.

On September 1, Xstrata, Goldcorp and the Company announced that they reached a definitive agreement providing Minera Alumbrera the exclusive option to acquire Yamana’s 100% interest in the Agua Rica project. Under the terms of the agreement, Minera Alumbrera holds an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project for cumulative payments made by Xstrata and Goldcorp of $110 million. During the option period, Minera Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. Minera Alumbrera can elect to exercise the option at any time during the four-year period. Upon approval to proceed, Yamana would receive $150 million and a further $50 million on commencement of commercial production. The Company would also retain the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces. The respective ownership interests in Minera Alumbrera, i.e. Xstrata (50%), Goldcorp (37.5%) and Yamana (12.5%), would remain unchanged and include the Agua Rica project.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations. The Company has further increased its exploration budget for 2011 to $111 million from the original budget of $85 million, an increase of approximately 31%, given the acceleration of the projects. The increased level of exploration spending is expected to carry over into future years, with as much as $125 million expected to be allocated to exploration in 2012.

4.                                      OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of United States Dollars)	2011	2010	2011	2010
Revenues	$555,211	$453,965	$1,604,571	$1,151,681
Cost of sales excluding depletion, depreciation and amortization	(189,429)	(171,913)	(538,308)	(452,722)
Gross margin	365,782	282,052	1,066,263	698,959
Depletion, depreciation and amortization	(93,619)	(79,485)	(263,148)	(218,255)
Mine operating earnings	272,163	202,567	803,115	480,704

Expenses
General and administrative	(27,470)	(24,719)	(89,038)	(79,364)
Exploration	(7,741)	(12,249)	(23,318)	(29,699)
Equity earnings from Minera Alumbrera	9,425	10,689	37,750	30,140
Other operating expenses	(16,601)	(4,551)	(31,393)	(8,845)
Operating earnings	229,776	171,737	697,116	392,936

Finance income	3,954	22,365	12,566	16,406
Finance expense	(35,579)	(17,290)	(44,660)	(51,077)
Net finance (expense) income	(31,625)	5,075	(32,094)	(34,671)

Earnings from continuing operations before income taxes and non-controlling interest	198,151	176,812	665,022	358,265

Income tax expense	(82,384)	(35,073)	(206,326)	(28,676)
Earnings from continuing operations	115,767	141,739	458,696	329,589
Earnings from discontinued operations (i)	—	(2,496)	—	11,329
Net earnings	$115,767	$139,243	$458,696	$340,918

Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses (gains)	76,430	(35,640)	56,589	(84,494)
Non-cash unrealized (gains) losses on derivatives	(617)	1,534	(676)	(2,454)
Stock-based and other compensation	6,628	2,600	13,898	9,243
Future income tax (recovery) expense on translation of intercompany debt	(13,180)	6,942	(6,282)	1,929
Other non-recurring loss	9,466	3,050	10,978	12,558
Adjusted earnings before income tax effects	194,494	117,729	533,203	277,700
Income tax effect of adjustments	(4,227)	(475)	(4,549)	(475)
Adjusted earnings (ii)	$190,267	$117,254	$528,654	$277,225

Earnings per share - basic and diluted	$0.16	$0.19	$0.62	$0.45
Adjusted earnings per share - basic and diluted (ii)	$0.26	$0.16	$0.71	$0.38

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

Net earnings for the quarter were $115.8 million or $0.16 per share on a basic and diluted basis, compared with net earnings of $139.2 million or $0.19 per share for the third quarter of 2010. The decrease in earnings for the quarter was fully attributable to unrealized foreign exchange losses that are excluded from Adjusted Earnings as these are non-cash and unrealized. The total impact on earnings for the quarter due to unrealized foreign exchange losses were $76.4 million or $0.10 per share of which $25.5 million is presented in finance expense and $50.9 million in income tax expense. Operating earnings were $229.8 million for the quarter compared with $171.7 million for the third quarter of 2010, representing an increase of 34%.

Adjusted Earnings were $190.3 million or $0.26 per share in the third quarter of 2011 compared with $117.3 million or $0.16 per share in the same quarter of 2010 representing an increase of 63% on a per share basis. Higher Adjusted Earnings in the third quarter of 2011 were mainly due to an increase in operating margins as a result of favourable metal prices.

Revenues were $555.2 million in the third quarter on the sale of 214,980 ounces of gold excluding Alumbrera, 2.6 million ounces of silver, and 38.7 million pounds of copper excluding Alumbrera, compared with $454.0 million in the same quarter of 2010 on the sale of 217,094 ounces of gold from continuing operations excluding Alumbrera, 2.5 million ounces of silver and 43.5 million pounds of copper from continuing operations excluding Alumbrera. Alumbrera is accounted for as an equity investment. Higher revenues contributed to higher mine operating earnings of $272.2 million in the quarter, compared to $202.6 million in the third quarter of 2010.

Revenues for the quarter were comprised of the following:

For the quarter ended September 30, 2011		Quantity Sold		Realized Price	Revenues (in ‘000s)
Gold (i)		214,980	oz.	$1,697	$364,752
Silver		2,568,540	oz.	$37.52	96,365
Total precious metals		266,351	GEO		461,117
Copper (i)		38,718,824	lbs.	$3.98	153,996
Gross revenues					$615,113
Add (deduct):
-	Treatment and refining charges of gold and copper concentrate				$(10,395)
-	Sales taxes and royalties				(10,521)
-	Metal price adjustments related to concentrate revenues				(41,679)
-	Other adjustments				2,693
Revenues					$555,211

(i)          Includes payable copper and gold contained in concentrate.

The upward momentum of gold and silver prices continued during the quarter. Average realized prices of gold and silver increased by 39% and 105%, respectively, over the third quarter of 2010. Average realized prices of copper increased by 24%, compared with the third quarter of 2010.

The average prices of gold, copper and silver for the third quarter of 2011 and 2010 are summarized below:

	Realized Prices (i)		Market Prices (ii)
For the three months ended September 30,	2011	2010	2011	2010
Gold (per oz.)	$1,697	$1,235	$1,706	$1,228
Silver (per oz.)	$37.52	$19.73	$38.87	$18.98
Copper (per lb.)	$3.98	$3.27	$4.07	$3.29

(i)                      Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations only for the comparative period.

(ii)                  Source of information: Bloomberg.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $189.4 million compared with $171.9 million in the third quarter of 2010. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended September 30, 2011		Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per Unit	Total (in ‘000s)
Chapada — Gold		36,075	oz.	$329	$11,886
Chapada — Copper		41,396,437	lbs.	1.45	60,197
El Peñón (GEO) (i)		120,627	oz.	407	49,133
Jacobina		31,567	oz.	654	20,634
Gualcamayo		37,381	oz.	442	16,513
Minera Florida (GEO) (i)		26,577	oz.	588	15,630
Fazenda Brasileiro		14,335	oz.	940	13,475
Co-product cash cost of sales (non GAAP measure)					$187,468
Add (deduct):
-	Inventory and other non-cash adjustments				3,810
-	Chapada concentrate treatment and refining charges				(10,396)
-	Other commercial costs				6,955
-	Overseas freight for Chapada concentrate				1,592
Cost of sales excluding depletion, depreciation and amortization					$189,429

(i)          Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $93.6 million, compared to $79.5 million in the third quarter of 2010. DDA per quarter is highly impacted by fixed asset acquisitions and by the relative portion of fixed assets depreciated on a time basis versus on a unit of production basis.

General and administrative expenses of $27.5 million for the quarter versus $24.7 million for the third quarter of 2010 mainly reflected the impact of the continued strengthening of the Brazilian Real, Chilean Peso, and Canadian Dollar against the United States Dollar and on expenses settled in those currencies in addition to the impact of the Company’s growing operations.

For the quarter, net finance expense was $31.6 million compared with net finance income $5.1 million in the same quarter of 2010, and was mainly due to unrealized exchange losses of non-tax monetary assets and liabilities resulting from the increase in value of the Brazilian and Chilean currencies versus the United States Dollar. These unrealized foreign exchange gains or losses and those related to income tax assets and liabilities reported as income tax expense, are excluded from the calculation of adjusted earnings.

Other operating expenses were $16.6 million for the quarter, compared with $4.6 million in the third quarter of 2010. Higher other operating expenses were primarily due to additional provisions and the mark-to-market effect related to the outstanding deferred share units.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $9.4 million for the quarter, compared with $10.7 million attributable to the Company in the quarter ended September 30, 2010. In the quarter, the Company did not receive any cash dividends from Alumbrera compared to the receipt of $6.6 million in the third quarter of 2010.  Subsequent to the quarter end, the Company received $23.75 million in dividends from Alumbrera.

Cash flow generated from continuing operations before changes in working capital were $330.5 million compared with $210.9 million for the third quarter of 2010. Cash flows from operating activities from continuing operations after changes in non-cash working capital were $342.3 million for the third quarter compared with $162.3 million for the quarter ended September 30, 2010. The increase in cash flows from operations was primarily due to an increase in gold, silver and copper prices generating higher sales revenues.

The Company is well positioned to meet its financial obligations. Cash and cash equivalents as at September 30, 2011 were $570.5 million, representing an increase of $240.0 million since December 31, 2010, as a result of increased cash flows from operating activities. During the quarter, a total of $30 million of debt repayments and payment of dividends of $22.4 million (third quarter 2010: $11.3 million) were made. The Company received $20.0 million option payment related to the sale of the Agua Rica project in the quarter.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Net earnings for the nine months were $458.7 million compared with net earnings of $340.9 million for the nine months of 2010, which included earnings from discontinued operations of $11.3 million. Earnings per share increased 38% to $0.62 on a basic and diluted basis for the nine-month period of 2011, compared with basic and diluted earnings per share of $0.45 for the same period in 2010.

Adjusted Earnings were $528.7 million or $0.71 per share in the nine months of 2011 compared with $277.2 million or $0.38 per share in the same nine-month period of 2010 representing an increase of 87% on a per share basis. Higher Adjusted Earnings in the nine months of 2011 were mainly due to an increase in adjusted mine operating earnings on cost containment, strong prices for gold, silver and copper compared with the same period of 2010.

Revenues were over $1.6 billion in the nine months of 2011 consisting of sales of 643,491 ounces of gold, 6.9 million ounces of silver, and 110.0 million pounds of copper excluding Alumbrera, compared with $1.2 billion in the same quarter of 2010 on the sale of 591,361 ounces of gold, 7.7 million ounces of silver and 104.2 million pounds of copper excluding Alumbrera.

The table below presents selected quarterly financial and operating data (i):

	September 30,	June 30,	March 31,	December 31,
(in thousands of United States Dollars)	2011	2011	2011	2010
Financial results
Revenues (ii)	$555,211	$573,283	$476,077	$535,130
Mine operating earnings	$272,163	$292,488	$238,464	$273,133
Net earnings for the period	$115,767	$194,681	$148,248	$125,569
Adjusted earnings (iii)	$190,267	$186,181	$152,208	$170,979
Cash flows from operating activities of continuing operations	$342,268	$315,766	$228,898	$250,506
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$330,522	$331,038	$284,379	$292,521
Cash flows to investing activities of continuing operations	$(213,409)	$(207,716)	$(109,445)	$(147,192)
Cash flows from (to) financing activities of continuing operations	$(57,848)	$(53,528)	$7,113	$(54,199)
Per share financial results
Earnings per share
Basic	$0.16	$0.26	$0.20	$0.17
Diluted	$0.16	$0.26	$0.20	$0.17
Adjusted earnings per share
Basic	$0.26	$0.25	$0.21	$0.23
Diluted	$0.26	$0.25	$0.21	$0.23
Financial position
Cash and cash equivalents	$570,489	$520,863	$460,430	$330,498
Total assets	$10,552,031	$10,588,801	$10,419,977	$10,303,873
Total long-term liabilities	$2,794,993	$2,835,027	$2,854,475	$2,823,105

Production
Commercial GEO - continuing operations (iv)	279,274	278,737	267,368	286,682
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$94	$(80)	$14	$(34)
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$468	$451	$449	$465
Chapada concentrate production (tonnes)	74,312	72,350	69,236	69,869
Chapada copper contained in concentrate production (millions of lbs)	41.4	40.8	38.5	39.9
Chapada co-product cash costs per pound of copper	$1.45	$1.32	$1.21	$1.20
Alumbrera (12.5% interest) concentrate production (tonnes)	16,337	16,123	12,690	16,422
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	9.5	9.3	7.1	9.3
Alumbrera co-product cash costs per lb. of copper (iii)	$1.58	$1.54	$1.85	$1.37

Gold equivalent ounces breakdown - continuing operations
Gold ounces produced	230,986	232,138	221,489	243,407
Silver ounces produced (millions of ounces)	2.4	2.3	2.3	2.4

Sales
Total gold sales (ounces)	226,157	232,743	219,547	234,708
Total gold sales - continuing operations excluding Alumbrera (ounces)	214,980	220,376	208,135	221,757
Chapada concentrate sales (tonnes)	73,417	80,330	57,909	74,009
Chapada payable copper contained in concentrate sales (millions of lbs)	38.7	41.6	29.7	39.6
Silver sales (millions of ounces)	2.6	2.1	2.3	2.4
Average realized gold price per ounce (ii)	$1,697	$1,509	$1,387	$1,374
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.98	$4.22	$4.28	$3.81
Average realized silver price per ounce (ii)	$37.52	$37.76	$33.99	$28.20

	September 30,	June 30,	March 31,	December 31,
(in thousands of United States Dollars)	2010	2010	2010	2009
Financial results
Revenues (ii)	$453,965	$351,375	$346,341	$399,825
Mine operating earnings	$202,567	$146,988	$131,149	$184,341
Earnings from continuing operations	$141,739	$63,665	$124,184	$53,458
Net earnings for the period	$139,243	$70,138	$131,536	$36,175
Adjusted earnings (iii)	$117,254	$84,047	$75,924	$100,863
Cash flows from operating activities of continuing operations	$162,280	$127,188	$141,356	$211,206
Cash flows generated from operations of continuing operations before changes in non-cash working capital items (iii)	$210,852	$194,282	$164,471	$155,225
Cash flows to investing activities of continuing operations	$(133,181)	$(56,933)	$(123,334)	$(90,532)
Cash flows from (to) financing activities of continuing operations	$(19,532)	$(27,362)	$32,223	$(10,578)
Per share financial results
Earnings per share from continuing operations
Basic	$0.19	$0.09	$0.17	$0.07
Diluted	$0.19	$0.09	$0.17	$0.07
Earnings per share
Basic	$0.19	$0.09	$0.18	$0.05
Diluted	$0.19	$0.09	$0.18	$0.05
Adjusted earnings per share
Basic	$0.16	$0.12	$0.10	$0.14
Diluted	$0.16	$0.12	$0.10	$0.14
Financial Position
Cash and cash equivalents	$279,691	$262,223	$221,983	$170,070
Total assets	$10,083,956	$9,867,620	$9,785,771	$9,707,260
Total long-term liabilities	$2,811,820	$2,743,497	$2,747,153	$2,589,460

Production
Commercial GEO - continuing operations (iv)	267,409	253,264	239,836	289,456
GEO - discontinued operations (i)	—	10,052	33,236	35,796
Total GEO produced	267,409	263,316	273,074	325,252
By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$58	$103	$86	$38
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$439	$434	$423	$366
Chapada concentrate production (tonnes)	76,808	65,859	51,659	63,990
Chapada copper contained in concentrate production (millions of lbs)	42.8	37.0	29.7	37.0
Chapada co-product cash costs per pound of copper	$1.14	$1.13	$1.24	$1.05
Alumbrera (12.5% interest) concentrate production (tonnes)	15,487	16,480	19,961	18,711
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs.)	8.3	9.3	11.8	10.8
Alumbrera co-product cash costs per lb. of copper (iii)	$1.53	$1.52	$0.89	$1.23

Gold equivalent ounces breakdown - continuing operations
Total gold ounces produced	222,299	208,399	190,663	238,438
Silver ounces produced (millions of ounces)	2.5	2.5	2.7	2.8

Sales
Commercial gold sales - continuing operations (ounces)	227,189	202,559	197,597	232,923
Gold sales - discontinued operations (ounces)	—	11,268	36,664	35,941
Total gold sales (ounces)	227,189	213,827	234,261	268,864
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	217,094	186,921	187,341	222,008
Chapada concentrate sales (tonnes)	81,127	57,895	51,795	63,646
Chapada payable copper contained in concentrate sales (millions of lbs)	43.5	31.6	29.1	34.6
Silver sales (millions of ounces)	2.5	2.6	2.7	2.9
Average realized gold price per ounce (ii)	$1,235	$1,201	$1,114	$1,095
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.27	$3.07	$3.25	$3.18
Average realized silver price per ounce (ii)	$19.73	$18.45	$17.07	$17.47

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations with restatement of prior period comparatives. The sale of San Andrés closed in 2009; the sale of São Vicente and São Francisco closed on April 30, 2010.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations for the comparative period.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

(v)        The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

5.                                      OPERATING MINES

OVERVIEW OF QUARTERLY OPERATING RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

In the three months ended September 30, 2011, production of gold equivalent ounces (“GEO”) totaled 279,274 GEO compared with 267,409 GEO in 2010, representing a quarter-over-quarter increase of 4%.

In the third quarter, copper production of 41.4 million pounds from the Chapada Mine decreased by 3% over production of 42.8 million pounds in the three months ended September 30, 2010. Also, the tonnage of copper concentrate production at Chapada decreased by 3% compared to the third quarter of 2010. Additionally, 9.5 million pounds of copper produced from Alumbrera were attributable to the Company in the third quarter of 2011, compared to 8.3 million pounds in the quarter ended September 30, 2010.

For the quarter, by-product cash costs were $94 per GEO compared with $58 per GEO in the third quarter of 2010.

The Company continues to operate with by-product cash costs below $250 per GEO, as guided, reflecting the Company’s cost containment efforts.  By-product cash costs take into account the natural hedge between by-product metal prices and the Company’s production cost structure. The Company’s by-product credits from copper sales inherently offset unusually high mining inflation during periods of high metal prices. The copper market remains tighter than markets for most other base metals. Inventories are relatively low, there is little excess mine capacity, and mine utilization rates remain high, supporting strong pricing and cost pressures.

Quarter-over-quarter cash costs were also impacted by movements in foreign exchange currencies.  The value of the Chilean Peso increased by 12% and the Brazilian Real increased by 8% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the quarter were $468 per GEO including Alumbrera, representing a 6.6% increase from $439 per GEO for the third quarter of 2010. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.45 for the quarter from Chapada, compared with $1.14, and co-product cash costs including the Company’s interest in the Alumbrera Mine were $1.48 per pound of copper, compared with $1.20 for the quarter ended September 30, 2010.

The following table summarizes GEO production from operations by mine for the third quarter of 2011 with comparatives:

	2011		2010
For the three months ended September 30,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)
Brazil
Chapada	36,075	(2,045)	40,405	(1,856)
Jacobina	31,567	654	33,637	463
Fazenda Brasileiro	14,335	940	17,161	620
Chile
El Peñón (ii)	120,627	407	105,212	461
Minera Florida (ii)	26,577	588	27,652	425
Argentina
Gualcamayo	37,381	442	31,972	480
Total production, excluding Alumbrera	266,562	156	256,039	105
Alumbrera (12.5% interest)	12,712	(1,216)	11,370	(993)
Total production from continuing operations	279,274	94	267,409	58

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Third quarter 2011 gold production: El Peñón — 76,347 ounces; Minera Florida — 22,569 ounces, and silver production: El Peñón — 2.2 million ounces; Mineral Florida — 0.2 million ounces. Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

In the nine months ended September 30, 2011, production of gold equivalent ounces (“GEO”) totaled 825,379 GEO compared with 760,509 GEO in 2010, representing a period-over-period increase of 8.5%.

In 2011, copper production of 120.6 million pounds from the Chapada Mine increased by 10.1% over production of 109.5 million pounds in the nine months of 2010. The tonnage of copper concentrate production at Chapada increased by 11.1% over the same period of 2010. Additionally, 26.0 million pounds of copper produced from Alumbrera were attributable to the Company in the nine months of 2011, compared to 29.4 million pounds in the same period of 2010.

For the first nine months of 2011, by-product cash costs were $9 per GEO compared with $82 per GEO, in the nine months of 2010. By-product cash costs take into account the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset unusually high mining inflation during periods of high metal prices. Lower by-product cash costs compared to last year reflect strong cost containment and stronger copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located. Compared to the same period of 2010, value of the Chilean Peso increased by 12% and the Brazilian Real went up 10% against the United States Dollar. The Company has hedged approximately 55% of the operating expenses of its mines in Brazil for the remainder of the year with an average contract rate of 2.08 Reais per United States Dollar that largely offset the foreign exchange losses related to operating expenses incurred in Reais.

Average co-product cash costs for the first nine months of 2011 were $456 per GEO compared to $433 per GEO for same period ended September 30, 2010. Reliability of operations and cost management improvement allowed the Company to mitigate the adverse impact of a strong Brazilian Real and Chilean Peso.

Co-product cash costs per pound of copper were $1.33 for the first nine months of 2011 from Chapada, compared with $1.16 for the same period of 2010. Including the Company’s interest in the Alumbrera Mine, co-product cash costs were $1.38 per pound of copper, compared with $1.19 for nine months ended September 30, 2010.

The following table summarizes GEO production from operations by mine for the nine months ended September 30, 2011 with comparatives:

	2011		2010
For the nine months ended September 30,	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	By-product Cash Costs per GEO ($) (i)
Brazil
Chapada	101,034	(2,705)	98,648	(1,777)
Jacobina	89,693	642	88,443	550
Fazenda Brasileiro	39,593	946	50,232	598
Chile
El Peñón (ii)	360,543	395	314,134	431
Minera Florida (ii)	79,588	557	73,556	389
Argentina
Gualcamayo	118,171	447	98,901	449
Total production, excluding Alumbrera	788,622	78	723,914	154
Alumbrera (12.5% interest)	36,757	(1,468)	36,595	(1,345)
Total production from continuing operations	825,379	9	760,509	82

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Third quarter 2011 gold production: El Peñón — 230,776 ounces; Minera Florida — 68,589 ounces, and silver production: El Peñón — 6.5 million ounces; Mineral Florida — 0.5 million ounces.  Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 50:1, for presentation purposes only. The assumed gold to silver ratio was 55:1 for prior periods.

CHAPADA MINE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010
Production
Concentrate (tonnes)	74,312	76,808	215,898	194,326
Gold contained in concentrate production (ounces)	36,075	40,405	101,034	98,648
Copper contained in concentrate (millions of pounds)	41.4	42.8	120.6	109.5

Co-product cash costs per oz of gold produced (i)	$329	$301	$319	$329
Co-product cash costs per lb of copper produced (i)	$1.45	$1.14	$1.33	$1.16
By-product cash costs per oz of gold produced (i)	$(2,045)	$(1,856)	$(2,705)	$(1,777)

Ore mined (tonnes)	5,731,928	6,539,658	15,874,494	16,254,468
Ore processed (tonnes)	5,075,556	5,246,202	15,021,607	14,437,899

Gold ore feed grade (g/t)	0.33	0.38	0.32	0.35
Copper ore feed grade (%)	0.42	0.43	0.42	0.40

Concentrate grade - gold (g/t)	15.1	16.4	14.6	15.8
Concentrate grade - copper (%)	25.3	25.3	25.3	25.5

Gold recovery rate (%)	66.0	63.4	65.0	61.5
Copper recovery rate (%)	87.5	86.8	87.7	86.5

Sales (ii)
Concentrate (tonnes)	73,417	81,127	211,657	190,816
Payable gold contained in concentrate (ounces)	28,618	35,591	96,273	96,029
Payable copper contained in concentrate (millions of pounds)	38.7	43.5	110.0	104.2

Depletion, depreciation and amortization per gold ounce sold	$71	$67	$61	$64
Depletion, depreciation and amortization per copper pound sold	$0.21	$0.17	$0.21	$0.18

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 36,075 ounces of gold contained in concentrate in the third quarter compared with 40,405 ounces of gold in concentrate in the third quarter of 2010. Chapada copper production of 41.4 million pounds in the third quarter was 3% lower than the production of 42.8 million pounds of copper contained in concentrate during the comparable period in 2010. Lower production of both gold and copper in the quarter compared with the third quarter of 2010 was mainly due to lower tonnage of ore mined and processed and lower gold grade partly offset by improved gold and copper recovery rates. Decrease in gold grade is in line with the life of mine plan. Higher depletion, depreciation and amortization (“DDA”) per ounce of gold and per copper pound was mainly due to the depreciation expense of assets depreciated on a time basis, which tends to result in a higher DDA on a per unit basis on decrease volume of production.

Copper contained in concentrate has remained within the range of 35-40 million pounds per quarter.

By-product cash costs for the quarter were negative $2,045 per ounce, compared with negative $1,856 per GEO for the same quarter of 2010. Higher by-product cash costs credits reflect the strength of copper prices compared to prior year, especially in the first half of the quarter, resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $329 per gold ounce and $1.45 per pound of copper compared to $301 per gold ounce and $1.14 per pound of copper for the same quarter of 2010. The increase in co-product cash costs per ounce of gold and per pound of copper is primarily due to lower grade and mining inflationary pressures.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $149.1 million. Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of negative $41.6 million.

During the quarter, drilling at Corpo Sul has identified an extension of gold and copper mineralization now traced along a strike length of 3 kilometres, and mineralization remains open along strike to the southwest and down dip. Results were received from 9,208 metres of drilling in 47 drill holes. With the discovery of Corpo Sul this year and Suruca in 2010, gold and copper mineralization has now been identified along a strike length of over 12 kilometres. A first resource estimate of the new Corpo Sul discovery will be completed during the fourth quarter. Completion of the feasibility study for the Suruca heap leach oxide project northeast of Chapada is expected by January 2012.

The Company is evaluating Corpo Sul as a shallow low strip ratio open pit satellite operation that would contribute to copper and gold production at Chapada from 2014 onward, with grades that are believed to be greater than the grades the Company would otherwise be mining from the main Chapada pit. The Company is currently completing an initial resource estimate at Corpo Sul.

A feasibility study for Suruca is currently underway with the focus primarily on an initial average gold contribution of approximately 40,000 to 50,000 ounces per year beginning in 2014 from oxide ore. Completion of the feasibility study is expected by January 2012. Development plans and permitting are in progress for a heap leach operation to supplement production from the main Chapada pit.

Cumulatively, with the contributions to gold production expected from Suruca oxide ore, along with an anticipated Corpo Sul contribution to copper and gold production, overall copper and gold production would exceed currently planned production at Chapada beginning in 2014.

During the remainder of 2011, diamond drilling continues to focus on the expansion and delineation of mineralization at Corpo Sul and the southern extension of Suruca towards the Chapada pit.

EL PEÑÓN

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010

Production
Gold equivalent (ounces)	120,627	105,212	360,543	314,134
Gold production (ounces)	76,347	63,417	230,776	181,745
Silver production (ounces)	2,213,974	2,298,731	6,488,305	7,281,400

Cash costs per gold equivalent ounce produced (i)	$407	$461	$395	$431

Ore mined (tonnes)	327,033	329,435	980,436	968,634
Ore processed (tonnes)	367,503	396,209	1,088,294	1,155,942

Gold ore feed grade (g/t)	6.77	5.48	7.10	5.36
Silver ore feed grade (g/t)	215.46	216.76	221.11	228.23

Gold recovery rate (%)	93.6	90.8	93.0	91.1
Silver recovery rate (%)	86.8	83.3	84.0	85.6

Sales
Gold sales (ounces)	80,255	64,840	228,644	183,087
Silver sales (ounces)	2,267,240	2,385,013	6,439,437	7,379,899

Depletion, depreciation and amortization per gold equivalent ounce sold	$315	$316	$313	$311

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced  120,627 GEO during the third quarter of 2011. Production for the quarter consisted of 76,347 ounces of gold and 2.2 million ounces of silver, compared with 105,212 GEO, which consisted of 63,417 ounces of gold and 2.3 million ounces of silver produced in the third quarter of 2010. This represents a 15% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher GEO production was mainly due to improved gold grade and better recovery rates for gold and silver compared with the same quarter of 2010. Higher grade areas including Al Este and Bonanza contributed to the increase in GEO production. As well, since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This combined with increased capacity has led to increased production. The decrease in silver production was primarily the result of lower tonnage processed.

Cash costs were $407 per GEO in the quarter ended September 30, 2011, representing a 12% improvement, compared with $461 per GEO in the third quarter in 2010, which included the impact of maintenance cost on improvement of fleet availability subsequent to the process of transition from contract mining to owner mining. Reliability of operation and cost management improvement allowed mine management to mitigate the adverse impact of the appreciation of the Chilean Peso versus the United States Dollar. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 12% from the third quarter of 2010.

To date, approximately $8.5 million of the total $36.5 million in exploration spending at El Peñón is being focused on Pampa Augusta Victoria (“PAV”) with the objective of completing an initial mineral reserve and mineral resource estimate. Approximately $4.0 million has been spent year-to-date. The majority of the drilling is being completed on the Victoria vein, which continues to return significant near surface gold and silver values. The near surface, highly oxidized nature of this mineralization will facilitate rapid low cost development and recoveries which should be in the range of the original near surface mineralization at El Peñón (approximately 95 percent for gold and 90 percent for silver).

During the third quarter, 26 drill holes totaling 12,690 metres were completed at PAV. The drilling continued to extend mineralization at the main Victoria vein down dip and will allow for the estimation of a mineral reserve during the fourth quarter. A new vein, Victoria West, was discovered approximately 200 metres to the west of the main Victoria vein. Drilling will continue to delineate this new vein in the fourth quarter.

Exploration drilling at PAV also continues to further extend mineralization at Victoria both along strike and down dip and is expected to expand and confirm the mineral resource potential of the Victoria Este, Elizabeth and the new Victoria West veins. It is anticipated that development can be accelerated and ore could be mined from PAV as early as 2013.

PAV is expected to provide further sustainability at current production levels in El Peñón’s mine life by increasing mine certainty and flexibility.

GUALCAMAYO

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010
Production
Gold production (ounces)	37,381	31,972	118,171	98,901

Cash costs per ounce produced (i)	$442	$480	$447	$449

Ore mined (tonnes)	1,849,256	2,485,386	5,697,328	6,562,415
Ore processed (tonnes)	1,844,293	1,982,929	5,623,063	5,710,119

Gold ore feed grade (g/t)	0.94	0.87	0.97	0.80
Gold recovery rate (%)	67.7	57.8	69.5	73.0

Sales
Gold sales (ounces)	38,354	38,660	119,418	105,085

Depletion, depreciation and amortization per gold ounce sold	$366	$264	$363	$265

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 37,381 ounces of gold in the third quarter compared with 31,972 ounces produced in the third quarter of 2010, representing a 17% quarter-over-quarter improvement. Production increased as a result of mining higher grade benches and improvements in recovery partly offset by lower tonnage processed. Mining for the quarter was consistent with the block model with modestly higher grades than expected.

Gold recovery rate at Gualcamayo was 67.7% for the third quarter, an improvement from 57.8% for the comparative quarter of 2010. The Company implemented actions plans in the leaching area and ADR plant to improve recoveries and minimize carbon fines as it completes the construction of a new heap leach pad later this year. Enhancements of stacking and filtering techniques have also contributed to the improvement in recovery.

Cash costs were $442 per ounce in the quarter ended September 30, 2011, compared with $480 per ounce in the third quarter of 2010, representing an 8% improvement.

In 2011, the Company is focusing on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the plant, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte. Development of QDD Lower West continues. Success at this deposit will make an additional positive contribution to mineral reserves and mineral resources for Gualcamayo in 2011. Processing of ore from QDD Lower West will be through the existing heap leach facilities; however, as reserves and resources at QDD Lower West increase the Company will evaluate the possibility of milling the ore to enhance recovery of gold ounces. Gold production for the rest of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage.

The recent presidential decree announced by the government of Argentina requires repatriation of all export revenues to Argentina and states that there is no restriction on the use or transfer of funds subsequent to the repatriation. The Company has concluded that the decree will have only a modest impact on Yamana’s movement of funds in and out of the country mostly relating to a modest increase in transaction fees.

JACOBINA

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010
Production
Gold production (ounces)	31,567	33,637	89,693	88,443

Cash costs per ounce produced (i)	$654	$463	$642	$550

Ore mined (tonnes)	541,724	570,800	1,619,020	1,616,041
Ore processed (tonnes)	559,207	570,799	1,620,738	1,616,041

Gold ore feed grade (g/t)	1.89	1.95	1.85	1.83
Gold recovery rate (%)	92.9	93.8	93.3	92.9

Sales
Gold sales (ounces)	30,528	32,517	90,419	87,875

Depletion, depreciation and amortization per gold ounce sold	$404	$319	$389	$335

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 31,567 ounces of gold in the third quarter, compared with production of 33,637 ounces of gold in the third quarter of 2010. The decrease in production was mainly due to lower tonnage of ore processed and lower feed grade. Production for the quarter was on plan which anticipated lower grades.

Cash costs averaged $654 per ounce of gold for the third quarter compared with $463 per ounce of gold in the third quarter of 2010 mainly due to the impact of lower grade, general mining inflation and the appreciation of the Brazilian Real.

The objectives of the 2011 exploration program at Jacobina are to upgrade current mineral resources to mineral reserves at Canavieiras and Morro do Vento, to improve overall mineral reserve grade for the mine, and to add new mineral resources along strike extensions in those zones. The 2011 exploration budget of $5 million includes 14,000 metres of diamond drilling.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine. Mining of higher grade areas could increase average annual production at Jacobina to 150,000 gold ounces beginning in 2014. Production increases from higher grade and new gold ounces from new areas will utilize the existing processing capacity.

MINERA FLORIDA

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010
Production
Gold equivalent ounces	26,577	27,652	79,588	73,556
Gold production (ounces)	22,569	24,337	68,589	66,798
Silver production (ounces)	200,399	182,332	549,966	371,732

Cash costs per gold equivalent ounce produced (i)	$588	$425	$557	$389

Ore mined (tonnes)	233,611	214,171	657,167	561,280
Ore processed (tonnes)	242,670	207,834	713,241	564,977

Gold ore feed grade (g/t)	3.45	4.30	3.55	4.31
Silver ore feed grade (g/t)	38.01	39.17	34.99	28.90

Gold recovery rate (%)	84.0	84.2	84.2	83.3
Silver recovery rate (%)	67.6	67.0	68.1	66.7

Sales
Gold sales (ounces)	22,691	26,277	68,260	65,791
Silver sales (ounces)	301,300	76,436	504,285	357,688
Depletion, depreciation and amortization per gold equivalent ounce sold	$474	$413	$425	$378

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 26,577 GEO in the current quarter, representing a decrease of 4%, compared with 27,652 GEO in the third quarter of 2010.

Gold grade for the quarter averaged 3.45 g/t which was lower than the 4.30 g/t for the third quarter of 2010. The Company continues to focus on getting production from higher grade veins.

In addition, the mine produced 2,389 tonnes of zinc in the three-month period ended September 30, 2011 compared with 1,746 tonnes of zinc produced in the third quarter of 2010. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the third quarter were $588 per GEO compared with $425 per GEO in the same quarter in 2010 due to lower production, appreciation of the Chilean Peso, mining inflation, higher energy costs and lower grades mined. The average value of the Chilean Peso appreciated 12% against the United States Dollar in the third quarter compared with the average exchange rate of the same quarter of 2010.

The Company’s expansion project at Minera Florida is designed to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The project continues to advance with start-up planned for January 2012. Total capital for the Minera Florida expansion is estimated to be $75 million. The increase over feasibility levels is attributed to currency and cost increases but also to a change in the scope of the project which includes a zinc flotation plant which is expected to reduce ongoing operating costs.

Near-mine exploration at Minera Florida focused on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebody. Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, with the purpose to maintain and ensure future production levels.

During the quarter the Company began negotiations on the collective bargaining agreements with the unions at Minera Florida. Negotiations are ongoing although there is no assurance that such negotiations will succeed.

OTHER MINES

The following table presents key operating data for the other mining operations:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2011	2010	2011	2010
FAZENDA BRASILEIRO
Production
Gold production (ounces)	14,335	17,161	39,593	50,232

Cash costs per ounce produced (i)	$940	$620	$946	$598

Ore mined (tonnes)	255,169	280,181	718,740	845,508
Ore processed (tonnes)	249,752	279,734	701,692	835,020

Gold ore feed grade (g/t)	1.99	2.14	1.98	2.11
Gold recovery rate (%)	89.9	89.0	88.5	88.3

Sales
Gold sales (ounces)	14,534	19,208	40,477	53,494

Depletion, depreciation and amortization per gold ounce sold	$268	$179	$249	$175

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	16,337	15,487	45,149	51,929
Gold production (ounces)	1,088	933	2,882	4,305
Gold production in concentrate (ounces)	11,624	10,437	33,875	32,290
Total gold produced	12,712	11,370	36,757	36,595
Copper contained in concentrate (millions of pounds)	9.5	8.3	26.0	29.4

Co-product cash costs per ounce of gold produced (i)	$259	$309	$248	$263
Co-product cash costs per pound of copper produced (i)	$1.58	$1.53	$1.64	$1.27
By-product cash costs per ounce produced (i)	$(1,216)	$(993)	$(1,468)	$(1,345)

Ore mined (tonnes)	773,632	748,037	1,770,514	2,481,137
Ore processed (tonnes)	1,239,638	1,102,574	3,598,981	3,348,732

Gold ore feed grade (g/t)	0.44	0.42	0.46	0.45
Copper ore feed grade (%)	0.44	0.40	0.43	0.46

Gold recovery rate (%)	71.8	72.8	69.8	71.7
Copper recovery rate (%)	79.5	82.2	76.7	82.7

Sales
Concentrate (tonnes)	14,361	21,654	43,152	36,187
Gold sales (ounces)	9,998	9,073	31,987	31,509
Gold doré sales (ounces)	1,179	1,022	2,969	4,480
Total gold sales (ounces)	11,177	10,095	34,956	35,989

Payable copper contained in concentrate (millions of pounds)	7.9	7.7	23.8	28.0

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO

The Fazenda Brasileiro Mine produced 14,335 ounces of gold in the quarter ended September 30, 2011. This compares to 17,161 ounces of gold in the third quarter of 2010. Cash costs for the third quarter were $940 per ounce compared with $620 per ounce for the same period in 2010. Grade for the quarter was 1.99 g/t compared to 2.14 g/t for the comparative quarter last year, representing an expected decline in grade of 7%, which impacted cash costs.  Appreciation of the Brazilian Real relative to the United States Dollar also impacted cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for seven years. The mine continues to further outline exploration potential and resource additions are expected in 2011.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company continues to develop the high-grade mineral reserves at CLX2, improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

ALUMBRERA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $9.4 million and $37.7 million for the three-month and nine-month periods ended September 30, 2011, compared with $10.7 million and $30.1 million reported for the respective periods of 2010. The Company did not receive any cash dividends during the three-months and $26.3 million for the nine-month period ended September 30, 2011, compared with $6.6 million and $37.3 million for the comparative periods in 2010. Subsequent to the quarter end, the Company received $23.75 million in dividends from Alumbrera.

Attributable production from Alumbrera was 12,712 ounces of gold and 9.5 million pounds of copper for the quarter. This compares with attributable production of 11,370 ounces of gold and 8.3 million pounds of copper for the third quarter of 2010.

In the first quarter of 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that facilitates the integration of Agua Rica, which is currently 100% owned by Yamana, into Minera Alumbrera (“MAA”).

On September 1, Xstrata, Goldcorp and the Company announced that they reached a definitive agreement providing MAA the exclusive option to acquire Yamana’s 100% interest in the Agua Rica project. Under the terms of the agreement, MAA holds an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project for cumulative payments made by Xstrata and Goldcorp of $110 million. During the option period, MAA will manage the Agua Rica project and fund a feasibility study and all development costs. MAA can elect to exercise the option at any time during the four-year period. Upon approval to proceed, Yamana would receive $150 million and a further $50 million on commencement of commercial production. The Company would also retain the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces.

The respective ownership interests in MAA, i.e. Xstrata (50%), Goldcorp (37.5%) and Yamana (12.5%), would remain unchanged and include the Agua Rica project. The integration of Agua Rica with Alumbrera provides the greatest value potential for the Company and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper and (iii) By-product cash costs per GEO:

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per GEO

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$189,429	$171,913	$711	$671

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(51,267)	(41,414)	(193)	(162)
Treatment and refining costs (TCRC) related to Chapada gold	1,466	1,575	5	6
Inventory movements and adjustments	(3,810)	(11,908)	(14)	(47)
Commercial selling costs	(8,547)	(6,231)	(32)	(24)
Total GEO co-product cash costs (excluding Alumbrera)	$127,271	$113,935	$477	$444
Minera Alumbrera (12.5% interest) GEO cash costs	3,293	3,517	259	309
Total GEO co-product cash costs (iii)	$130,564	$117,452	$468	$439
Commercial GEO produced excluding Alumbrera	266,562	256,039
Commercial GEO produced including Alumbrera	279,274	267,409

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$538,308	$452,722	$683	$625

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(141,356)	(109,091)	(179)	(151)
Treatment and refining costs (TCRC) related to Chapada gold	3,423	3,901	4	5
Inventory movements and adjustments	(9,562)	(11,123)	(12)	(15)
Commercial selling costs	(23,782)	(17,040)	(30)	(24)
Total GEO co-product cash costs (excluding Alumbrera)	$367,031	$319,369	$466	$440
Minera Alumbrera (12.5% interest) GEO cash costs	9,105	9,612	248	263
Total GEO co-product cash costs (iii)	$376,136	$328,981	$456	$433
Commercial GEO produced excluding Alumbrera	788,622	723,914
Commercial GEO produced including Alumbrera	825,379	760,509

(i)          Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)      Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)  Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per Pound of Copper

Copper

	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended September 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$189,429	$171,913	$4.58	$4.02

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(125,805)	(112,360)	(3.04)	2.62
Treatment and refining costs (TCRC) related to Chapada copper	8,930	7,323	0.22	0.17
Inventory movements and adjustments	(3,810)	(11,908)	(0.10)	(0.28)
Commercial selling costs	(8,547)	(6,231)	(0.21)	(0.15)
Total copper co-product cash costs (excluding Alumbrera)	$60,197	$48,737	$1.45	$1.14
Minera Alumbrera (12.5% interest) copper cash costs	15,025	12,722	1.58	1.53
Total copper co-product cash costs (iii)	$75,222	$61,459	$1.48	$1.20
Copper produced excluding Alumbrera (millions of lbs)	41.4	42.8
Copper produced including Alumbrera (millions of lbs)	50.9	51.1

Copper

	In thousands of United States Dollars		United States Dollars per pound of copper
For the nine months ended September 30,	2011	2010	2011	2010
Cost of sales (i) (iii)	$538,308	$452,722	$4.46	$4.14

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(363,608)	(315,469)	(3.01)	(2.89)
Treatment and refining costs (TCRC) related to Chapada copper	18,923	18,312	0.16	0.17
Inventory movements and adjustments	(9,562)	(11,123)	(0.08)	(0.10)
Commercial selling costs	(23,782)	(17,040)	(0.20)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$160,279	$127,402	$1.33	$1.16
Minera Alumbrera (12.5% interest) copper cash costs	42,550	37,363	1.64	1.27
Total copper co-product cash costs (iii)	$202,829	$164,765	$1.38	$1.19
Copper produced excluding Alumbrera (millions of lbs)	120.6	109.5
Copper produced including Alumbrera (millions of lbs)	146.6	138.9

(i)          Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)      Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)  Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to By-product Cash Costs per GEO

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2011	2010	2011	2010
Cost of sales (i)	$189,429	$171,913	$710	$671

Adjustments:
Chapada treatment and refining costs related to gold and copper	10,396	8,898	39	35
Inventory movements and adjustments	(3,810)	(11,908)	(14)	(47)
Commercial selling costs	(8,547)	(6,231)	(32)	(24)
Chapada copper revenue including copper pricing adjustment	(145,853)	(135,876)	(547)	(531)
Total GEO by-product cash costs (excluding Alumbrera)	$41,615	$26,796	$156	$104
Minera Alumbrera (12.5% interest) by-product cash costs	(15,458)	(11,295)	(1,216)	(993)
Total GEO by-product cash costs (i)	$26,157	$15,501	$94	$58
Commercial GEO produced excluding Alumbrera	266,562	256,039
Commercial GEO produced including Alumbrera	279,274	267,409

GEO

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2011	2010	2011	2010
Cost of sales (i)	$538,308	$452,722	$683	$625

Adjustments:
Chapada treatment and refining costs related to gold and copper	22,346	22,213	28	31
Inventory movements and adjustments	(9,562)	(11,123)	(12)	(15)
Commercial selling costs	(23,782)	(17,039)	(30)	(24)
Chapada copper revenue including copper pricing adjustment	(465,794)	(335,172)	(591)	(463)
Total GEO by-product cash costs (excluding Alumbrera)	$61,516	$111,601	$78	$154
Minera Alumbrera (12.5% interest) by-product cash costs	(53,968)	(49,224)	(1,468)	(1,345)
Total GEO by-product cash costs (i)	$7,548	$62,377	$9	$82
Commercial GEO produced excluding Alumbrera	788,622	723,914
Commercial GEO produced including Alumbrera	825,379	760,509

(i)          Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

7.             LIQUIDITY AND CAPITAL RESOURCES

In an environment of tightened credit markets, the Company’s liquidity position continues to be stable and reliable as evidenced by increased availability of funds and increased cash flows from operating activities. In the near-term, the Company expects its liquidity to be positively impacted by higher forecast production levels, higher metal prices, and stable demand for precious metals. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from operations:

	As at
	September 30,	December 31,
(in thousands of United States Dollars)	2011	2010
Cash	$570,489	$330,498
Working capital	$646,206	$518,081

	Three months ended
	September 30,	September 30,
(in thousands of United States Dollars)	2011	2010
Cash flows (for the period ended)
Cash flows from operating activities of continuing operations	$342,268	$162,279
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$330,522	$210,852
Cash flows from financing activities of continuing operations	$(57,848)	$(19,532)
Cash flows to investing activities of continuing operations	$(213,409)	$(133,181)

	Nine months ended
	September 30,	September 30,
(in thousands of United States Dollars)	2011	2010
Cash flows (for the period ended)
Cash flows from operating activities of continuing operations	$886,932	$430,824
Cash flows generated from operations of continuing operations before changes in non-cash working capital items	$945,939	$567,997
Cash flows from financing activities of continuing operations	$(104,263)	$(14,671)
Cash flows to investing activities of continuing operations	$(530,570)	$(313,448)

Cash and cash equivalents as at September 30, 2011 were $570.5 million compared to $330.5 million as at December 31, 2010. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall capital management strategy. Factors that are monitored include but are not limited to the market price of gold, copper and silver, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where the Company operates, exploration and discretionary expenditures.

Working capital was $646.2 million as at September 30, 2011, compared to $518.1 million as at December 31, 2010. The 25% increase in working capital is a result of higher prices for metals and increased volume of sales. Working capital is defined as the excess of current assets over current liabilities.

Receivables at the end of the period were $160.1 million compared with $212.9 million as at December 31, 2010. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled in less than a month.

OPERATING CASH FLOWS

Cash inflows from operations after taking into effect changes in working capital items for the three-month period ended September 30, 2011 were $342.3 million, compared to inflows of $162.3 million for the same period ended September 30, 2010 from continuing operations.

Cash flows generated before changes in non-cash working capital items for the three-month period ended September 30, 2011 were $330.5 million compared to $210.9 million for the same period ended September 30, 2010 from continuing operations. The increase is mainly attributed to increases in revenues.

Changes in non-cash working capital items for the three-month period ended September 30, 2011 period were cash inflows of $11.7 million compared to outflows of $48.6 million for the comparative quarter ended September 30, 2010, this was mainly due to the favourable effect of the change of accounts receivable, inventory and accounts payable balances.

FINANCING ACTIVITIES

Cash outflows from financing activities for the three-month period ended September 30, 2011 were $57.8 million compared to cash outflows of $19.5 million for the comparative quarter ended September 30, 2010 from continuing operations due to the following:

•                  increase of dividends paid by $11.1 million;

•                  increase of net long-term debt repayment of $30.0 million;

•                  net decrease of $0.2 million received from the exercise of options and warrants; and

•                  net decrease of $3.0 million paid for financing and other charges.

INVESTING ACTIVITIES

Cash outflows to investing activities were $213.4 million (September 30, 2010 - $133.2 million) for the three-month period ended September 30, 2011 of which approximately $231.3 million relates to expenditures on property, plant and equipment, compared with $126.7 million spent in the third quarter of 2010. Higher outflows on acquisition of property, plant and equipment reflected increased expenditures on the construction of new mines and expansion of existing assets.

The following is a summary of capital expenditures by mine:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of United States Dollars)	2011	2010	2011	2010
ARGENTINA

Gualcamayo	$19,787	$10,485	$35,218	$32,375
Agua Rica	3,100	2,217	8,224	4,872

BRAZIL

Chapada	23,162	17,257	41,287	43,579
Jacobina	19,394	13,893	44,970	37,485
Fazenda Brasileiro	9,975	4,811	23,507	16,803
Ernesto/Pau-au-Pique (i)	20,037	4,905	44,821	7,419
C1 Santa Luz (i)	20,258	3,462	42,303	5,477
Pilar (i)	14,386	2,661	41,198	23,600

CHILE

El Peñón (ii)	31,433	28,916	84,643	116,125
Minera Florida	26,060	15,927	60,798	34,489

MEXICO AND OTHER

Mercedes (i)	36,932	21,051	88,752	39,439
Other	6,734	1,164	25,111	1,025
Total capital expenditures (i)	$231,258	$126,749	$540,832	$362,688

(i)          Net of movement in accounts payable.

(ii)      Nine-month period balance of 2010 capital expenditures included the purchase cost of Constructora Gardilcic Ltda. and Constructora TCG Ltda. of $48.9 million to convert El Peñón into an owner-mining operation.

8.             CAPITALIZATION

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding.

At September 30, 2011, the Company had 745.7 million common shares and 1.5 million stock options outstanding.

As of October 28, 2011, the total number of common shares outstanding were 745.7 million.

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $27.5 million and $89.0 million for the three and nine-month periods ended September 30, 2011, respectively, compared with $24.7 million and $79.4 million for the three and nine-month periods ended September 30, 2010, respectively. Higher general and administrative expenses mainly reflected the impact of the strengthened Brazilian Real and Chilean Peso against the United States Dollar on expenses settled in those currencies.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD) and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

For the three and nine-month periods ended September 30, 2011, the Company recognized foreign exchange losses of $25.5 million and $14.8 million, respectively, compared to foreign exchange gains of $21.3 million and $11.3 million for the three and nine-month periods ended September 30, 2010, respectively. The foreign exchange losses were mainly attributable to the decrease in value of the United States Dollar versus the Chilean Peso and Brazilian Real.

The Company has hedge contracts outstanding where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	September 30,	September 30,
	2011	2010	Variance
Average Exchange Rate
USD-CAD	0.9752	1.0400	-6.2%
USD-BRL	1.6361	1.7595	-7.0%
USD-ARG	4.1495	3.9501	5.0%
USD-CLP	467.7851	521.9876	-10.4%

	Nine months ended
	September 30,	September 30,
	2011	2010	Variance
Average Exchange Rate
USD-CAD	0.9777	1.0366	-5.7%
USD-BRL	1.6325	1.7895	-8.8%
USD-ARG	4.0746	3.9033	4.4%
USD-CLP	473.4016	530.5750	-10.8%

	September 30,	September 30,		December 31,
	2011	2010	Variance	2010	Variance
As at
USD-CAD	1.0503	1.0290	2.1%	0.9999	5.0%
USD-BRL	1.8544	1.7032	8.9%	1.6660	11.3%
USD-ARG	4.2048	3.9681	6.0%	3.9713	5.9%
USD-CLP	519.7500	481.8010	7.9%	461.9820	12.5%

11.          INVESTMENTS AND INVESTMENT INCOME

INVESTMENTS

As at September 30, 2011, the Company had total investments of $56.9 million compared with $103.0 million as at December 31, 2010. The main reason for the decrease is a result of the downward fair value adjustments in available-for-sale financial assets in the quarter (refer to Note 8 to the consolidated interim condensed financial statements for details).

12.          INCOME TAXES

The Company recorded an income tax expense of $82.4 million for the quarter (tax expense of $35.1 million for the third quarter of 2010). The current quarter income tax provision mainly reflects a current income tax expense of $52.4 million ($23.8 million for the third quarter of 2010) and a deferred income tax expense of $29.9 million ($11.3 million for the third quarter of 2010).  The effective tax rate for the quarter was 41.5% (19.8% for the third quarter of 2010).  The expense reflects the taxes incurred in the Company’s Brazilian, Chilean and Argentinean mines.  The increase in the tax provision is due mainly to the devaluation of the Brazilian Real during the quarter and its effect on the deferred taxes on the non-monetary assets.

The effective tax rate excluding equity earnings, foreign exchange on non-monetary assets and revaluations is 26.3% for the quarter (29.7% for the third quarter of 2010).  These items are adjusted to normalize the effects of IFRS on the tax provision.

The consolidated balance sheet reflects recoverable tax installments in the amount of $3.7 million and an income tax liability of $82.9 million. Additionally, the balance sheet reflects a deferred tax asset of $167.9 million and a deferred tax liability of $2.0 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real and Argentinean Peso.  See Note 20 to the consolidated interim condensed financial statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

13.          DERIVATIVES

The Company recorded realized net losses of $1.1 million and $2.3 million for the three and nine-month periods ended September 30, 2011, respectively whereas losses of $0.2 million and $5.5 million were recorded in the three and nine-month periods ended September 30, 2010, respectively.

Included in cost of sales are realized gains in the amounts of $10.4 million and $26.9 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 — $6.5 million gain and $18.6 million gain, respectively) with respect to currency derivative contracts.  Included in sales are realized gains in the amounts of $7.4 million and $12.1 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 - $8.8 million losses and $0.6 million losses, respectively) in respect of commodity contracts.  Included in finance expense are realized losses in the amounts of $1.1 million and $4.0 million for the three and nine-month periods ended September 30, 2011, respectively (September 30, 2010 — $2.0 million losses and $6.5 million losses, respectively) in respect to the interest rate swaps.

CURRENCY HEDGING

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 419.1 million Reais at an average rate of 2.19 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 69.5 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $45.6 million and $33.5 million losses for the three and nine-month periods ended September 30, 2011, respectively, debited to other comprehensive income.  The ineffective portion of $nil and $0.2 million losses for the three and nine-month periods ended September 30, 2011, respectively, were taken to income.

The following table summarizes the details of the currency hedging program as at September 30, 2011:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2011	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at September 30, 2011
2011	69,420	2.0795	1.8544	—	—	—	—
2012	273,643	2.2275	1.8544	2012	87,500	13.3200	13.8973
2013	76,032	2.1387	1.8544	2013	156,000	13.3200	13.8973
2014	—	—	—	2014	156,000	13.3200	13.8973
2015	—	—	—	2015	65,000	13.3200	13.8973
	419,095	2.1853	1.8544		464,500	13.3200	13.8973

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at September 30, 2011, the Company had a total of $84.2 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $7.5 million and $5.8 million losses for the three and nine-month period ended September 30, 2011, respectively, recorded in other comprehensive income. The ineffective portion of gains of $8.5 million and $8.7 million for the three and nine-month periods ended September 30, 2011, respectively, were taken to income.

At September 30, 2011, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities which provide access to additional funds and future operating cash flows.

As at September 30, 2011, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$288,784	$261,645	$52,845	$8,716	$611,990
Long-term debt principal repayments (i)	—	182,631	73,500	181,500	437,631
Environmental rehabilitation (undiscounted)	8,718	27,219	12,535	181,816	230,288

	$297,502	$471,495	$138,880	$372,032	$1,279,909

(i)                            Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended September 30, 2011, spot gold prices averaged $1,706 per ounce, or 39% higher, compared with $1,228 per ounce from the comparative period of 2010.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Constrained long-term mine supply and steady investment demand from exchange traded funds (“ETFs”) are supportive of gold prices. Furthermore, central bank purchases are also underpinning higher prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended September 30, 2011, spot copper prices averaged $4.07 per pound, representing an increase of 24% compared with $3.29 per pound from the same period in 2010.

Strong copper prices are primarily being driven by positive supply demand fundamentals as flat supply growth is unbalanced with demand from emerging markets, mainly China. Towards the end of the third quarter, copper prices softened due to global growth uncertainties and concerns over the European debt crisis. Copper prices rebounded at the end of October due to favourable developments in Europe and positive supply/demand fundamentals including declining global copper inventories and supply disruptions from several copper mines. Based on positive fundamentals, the Company expects copper prices to remain above historical levels in the near to mid-term.

18.                               CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

All construction projects are on or in the case of Mercedes, ahead of schedule. All permits have been received. Detailed engineering has or is currently advancing and long-lead time equipment has been ordered for the various projects. Mine development is also advancing on schedule with accelerated development of newly discovered higher grade areas at Mercedes.

The following summary highlights key updates from the construction and development projects at the Company.

MEXICO

Mercedes

Construction continued at Mercedes with the first pour of gold and start-up of operations expected by year end, six months earlier than originally planned and as announced last quarter. Commercial production is expected by mid-2012. As of September 30, 2011, overall physical advancement of the project was 94% complete. The project continued to advance toward completion with the completion of the power line in the third quarter and with the advancement of plant construction, structural, mechanical and piping installation and the continuation of commissioning activities. Approximately 90% of the updated budget costs were committed as of September 30, 2011. The Company also continued to advance the development of the Barrancas zone, a high grade area at Mercedes, which was not contemplated as part of the feasibility study. This zone could potentially support an enhanced production profile at Mercedes which is initially expected to produce approximately 120,000 gold equivalent ounces (“GEO”) with the potential to increase to 150,000 GEO per year beginning in 2014. The Company is also continuing the development of new discoveries and evaluating plans for additional sustainable production in the future years.

BRAZIL

Ernesto & Pau-a-Pique

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of September 30, 2011, physical advancement continued and was approximately 55% complete. Earthworks were completed during the third quarter. Activities continued on mine development, detailed engineering and civil works; electromechanical works began just before the end of the quarter. Approximately 63% of updated budget costs were committed as of September 30, 2011. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of September 30, 2011, physical advancement of the project was approximately 49% complete which includes the completion of the foundation for the SAG mill. Earthworks were near completion and civil works were approximately 31% complete. Approximately 47% of updated budget costs have been committed. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar

Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013. As at September 30, 2011, detailed engineering and earthworks were approximately 58% complete and 30% of updated budget costs were committed. Annual production from the mine is estimated to be 120,000 ounces of gold.

Resource development and work on a feasibility study continued at Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar. The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs. Caiamar and the resource development of other targets could positively impact capacity utilization and production rates at Pilar as early as 2014. The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant resource growth.

ARGENTINA

Agua Rica

On September 1, the Company and its joint venture partners announced that they reached a definitive agreement providing Minera Alumbrera (“MAA”) the exclusive option to acquire the Company’s 100% interest in the Agua Rica project, which represents a significant step toward advancing the plan to integrate Agua Rica into MAA. Under the direction of Xstrata, operator of MAA, MAA has initiated an update to the feasibility study with respect to the integration of its operations and those of Minera Agua Rica.

CHILE

Jeronimo

Following the delivery of the first mineral reserve estimate at Jeronimo in early 2011, a feasibility study of Jeronimo is currently underway and it is expected to be delivered in the first quarter of 2012. This reflects the Company’s intention of continuing to refine the economics of this project by evaluating various processing methods, accounting for potential by-product credits and other optimizations that could positively impact the project.

EXPLORATION

The Company continues to actively explore its exploration targets around existing mines along with its efforts to look for opportunities elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration expenditures:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in millions of United States Dollars)	2011	2010	2011	2010

Exploration capitalized	$29.7	$17.7	$65.6	$43.2
Exploration expensed	7.7	12.2	23.3	29.7
Total exploration	$37.4	$29.9	$88.9	$72.9

The Company has increased its exploration budget for 2011 by approximately 31% to $111 million. The increase partially resulted from the significant cash flow being generated by the Company, the success of the 2010 program, as well as the success already achieved in 2011.

The following summary highlights key updates from the exploration program at the Company since the end of the second quarter 2011.

BRAZIL

Pilar

During 2011, approximately 45,000 metres of diamond drilling will be completed as part of a $9.8 million exploration budget. The drilling is focused on the expansion of the Jordino mineral resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the north towards Tres Buracos, where a small near surface, inferred mineral resource exists. Year-to-date, 126 drill holes have been completed totaling 40,846 metres and drill results confirm that Jordino and Tres Buracos deposits are connected along a strike length of over 3 kilometres. Growth in mineral reserves and mineral resources is expected to continue in 2011.

Arco Sul

Arco Sul is a new discovery that was made in late 2010. The discovery was made one kilometre from the Company’s decommissioned Fazenda Nova mine in western Goiás State, Brazil and 380 kilometres from the Company’s Chapada Mine. The discovery is characterized by a zone of stockwork and breccias that appear to be the strike and dip extension of previously mined oxide ores at Fazenda Nova. Mineralization has been traced along strike for one kilometre and across a width of 300 metres as shown by current drilling and geologic interpretation. Diamond drilling began in September 2010 and 25 holes totaling 10,770 metres have been drilled to date. Additional drilling will be completed in 2011 to better understand the geometry of mineralization.

MEXICO

Mercedes

The 2011 exploration budget of $8.5 million includes approximately 45,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte and Diluvio zones within the Barrancas and Lupita vein zones. The grades encountered at Lagunas Norte continue to be significantly higher than the average mineral resource grades within the Mercedes project area.

Two core rigs are currently on site and a total of 38,238 metres have been drilled in 104 holes year-to-date. The continued exploration success and growing mineral resources at Mercedes are being evaluated to potentially increase mining and production rates as well as the extension of mine life.

19.                               RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2010. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Mexican Pesos. Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. Refer to Note 19(b) to the consolidated financial statements for an additional discussion on currency risks.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section 13, Derivatives.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market prices of gold, silver and copper. A decline in the prices of gold, copper or silver could negatively impact the Company’s operations. Refer to Note 19(c) to the consolidated financial statements for an additional discussion on commodity risks.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section 13, Derivatives for details).

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt. As at September 30, 2011, the Company has a total of $84.2 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. At September 30, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rates.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Colombia are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

20.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with the International Financial Reporting Standards (“IFRS”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

As the Company prepared its financial statements for the third quarter of 2011 using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that are not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the interim condensed financial statements of the third quarter of 2011 for the comparative periods.

The consolidated interim condensed financial statements of the third quarter of 2011 should be read in conjunction with the Company’s 2010 annual financial statements prepared in accordance with Canadian GAAP and in consideration of the IFRS transition disclosures included in Note 30 to the consolidated interim condensed financial statements for the three-month period ended March 31, 2011 and the additional annual disclosures included therein, including the Significant Accounting Policies disclosures in Note 4.

21.                               RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2010 or later periods. Some are not applicable or do not have a significant impact to the Company and have been excluded from the list below.

(A)      The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances. The Company is currently assessing the impact of adopting IFRS 10 on its consolidated financial statements.

(ii) Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures. The Company is currently assessing the impact of adopting IFRS 11 on its consolidated financial statements.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) will replace the disclosure requirements currently found in IAS 28 investment in Associates, and is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, including information about the significant judgments and assumptions that it has made in determining whether it has control, joint control or significant influence in another entity. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. The Company is currently assessing the impact of adopting IFRS 12 on its consolidated financial statements.

(iv) Separate Financial Statements

The new IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10. The Company is currently assessing the impact of adopting the amendments to IAS 27 on its consolidated financial statements.

(v) Investments in Associates and Joint Ventures

The new IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been updated and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of the current IAS 28 Investments in Associates does not include joint ventures. The Company is currently assessing the impact of adopting the amendments to IAS 28 on its consolidated financial statements.

(B)       IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is currently assessing the impact of adopting IFRS 13 on its consolidated financial statements.

(C)        IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in June 2011. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted. The amendments to IAS 1 requires companies preparing financial statements in accordance with IFRSs to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The Company is currently assessing the impact of adopting the amendments to IAS 1 on its consolidated financial statements.

(D)       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining (“stripping costs”). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods. The Company is currently assessing the impact of adopting IFRIC 20 on its consolidated financial statements.

(E)         The IASB is expected to publish new IFRSs on the following topics during the first half of 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                              Leases

•                              Revenue recognition

22.                               DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of  company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2011, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2011 and December 31, 2010 and results of operations for the periods ended September 30, 2011 and September 30, 2010.

This Management’s Discussion and Analysis has been prepared as of November 2, 2011. The unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2010 and the most recent Annual Information Form for the year ended December 31, 2010 on file with the Securities Commissions of all of the provinces in Canada and the 2010 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010 and other continuous disclosure documents filed by the Company since January 1, 2011 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

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